N-SAR EXHIBIT AND COMPLETION MEMO FOR MFS CHARTER INCOME TRUST

                                  SUB-ITEM 77D

The Board of Trustees of MFS Charter Income Trust ("MCR") has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, MCR's investment objective of seeking to "maximize current income" was revised to provide that MCR will seek "high current income but may also consider capital appreciation." Significant changes to MCR's principal investment strategies are described below.

The investment strategies that portfolio maturity will not exceed 30 years in placecountry-regionU.S. government and 25 years in corporate sector securities, and that the fund invests in stable foreign governments have been eliminated.

The investment strategy that MFS may invest more than 25% of the fund's assets in one country has been eliminated and the fund's investment strategy states, "MFS may invest a relatively high percentage of the fund's assets in a single county or a small number of countries."

The investment strategy of investing in the highest yields available unless the yield differential does not justify the risk has been eliminated and the fund's investment strategy states, "MFS may invest up to 100% of the fund's assets in lower quality debt instruments, including those that are in default."

The percentage limitation of investing 80% in fixed-income securities has been eliminated and the fund's principal investment strategy states: "MFS normally invests the fund's assets primarily in debt instruments."

The following percentage limitations on certain types of investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

-  Approximately  one-third in U.S.  government  and related options;
-  Approximately  one-third in foreign government and foreign corporate bonds;
-  Approximately  one-third in high yield corporate bonds;
-  Less than 50% in any one  sector;  and
- Less than 33 and one-third percent of net assets in foreign securities not traded on a U.S. exchange.